novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

04012867

SEC MAIL PROCESSING RECEIVED FEB 17 2004 WASH. D.C. 158 SECTION

2004-02-10

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b). Press releases nos. 1,2,3,4 and 5 of January/February 2004.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours sincerely

Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79
+45 44 42 10 02 fax

dlw 2/18

Stock exchange announcement

February 9, 2004

Novozymes exceeds final milestone in biomass-to-ethanol project

Reporting a twelve-fold enzyme cost reduction for the conversion of biomass into sugars for fuel ethanol production, Novozymes exceeds the goal of a ten-fold reduction under its US Department of Energy subcontract.

In January 2001, Novozymes was granted USD 14.8 million in a three-year collaborative subcontract with the National Renewable Energy Laboratory (NREL) using funding from the US Department of Energy to improve enzymes for the conversion of biomass into sugars for production of fuel ethanol and other valuable products. Fuel ethanol is currently produced based on an enzymatic conversion of corn starch and other agricultural products, whereas production based on biomass such as corn leaves and stalks has the potential to become the technology of the future.

During the course of the subcontract, Novozymes used its proprietary biotech research platform to increase enzyme activity and fermentation yield, and to reduce production costs. These improvements have reduced the cost of enzymes required to produce one gallon of biomass-based ethanol by approximately twelve-fold from above 5 US dollars to below 50 US cents per gallon.

Per Falholt, Executive Vice President for R&D and Chief Science Officer at Novozymes, said: "Exceeding the milestone is an important achievement. We really appreciate the opportunity to work collaboratively with NREL to promote the use of industrial biotechnology for the benefit of society".

Douglas Kaempf, Program Manager for the Office of Biomass Program at the US Department of Energy, praised Novozymes' work, saying: "We see reducing the effective cost of enzymes as perhaps the greatest potential improvement in biomass-to-sugar technology, and the progress Novozymes has made in this area is a major step toward making the technology cost-competitive and a basis for bio-refinery industries."

Glenn Nedwin, President of Novozymes Biotech of Davis, California, where the majority of the work has been carried out, concluded: "This is a key stepping stone towards the utilization of biomass as a viable feedstock for the production of fuel ethanol. As a major recurring expense in biomass-based fuel ethanol production, enzyme cost reduction is critical to the economic viability of the process. We will continue to work on cost-competitive enzymes in an integrated effort with industry and with the backing of the Department of Energy and the collaborative expertise in process integration and economic modelling provided by the National Renewable Energy Laboratory."

Novozymes provides various enzymes for producers of fuel ethanol and commands a significant market share. In 2003, US production of fuel ethanol increased approximately 30%, due to the extensive displacement of the non-biodegradable octane booster MTBE in gasoline.

Novozymes A/S **Krogshoejvej 36** **Tel.:** **Internet:**

Contacts:

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Stock exchange announcement

February 9, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement (no. 3, 2004)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 5, 2004	-9,180	DKK 4,106,789	121,027	DKK 28,501,859

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Phone:
+45 8824 9999
Internet:
www.novozymes.com

Stock exchange announcement

novozymes®

February 5, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement (no. 2, 2004)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 4, 2004	2,245	DKK 7,475,538	130,207	DKK 30,403,334

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 3079 6048

Thomas Kudsk Larsen
Tel. (direct): +45 3079 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
Internet:
www.novozymes.com
CVR number:

Stock exchange announcement

February 2, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement (no. 1, 2004)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	January 30, 2004	6,762	DKK 1,651,690	128,894	DKK 30,547,878

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 3079 6048

Thomas Kudsk Larsen
Tel. (direct): +45 3079 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Phone:
+45 8824 9999
Internet:
www.novozymes.com

Stock exchange announcement

January 29, 2004

Novozymes A/S
Group financial statement for 2003

2003 was a particularly good year, despite exchange rate movements. Net profit rose by 13% from DKK 644 million to DKK 726 million. Free cash flow before acquisitions was DKK 982 million. The financial results are fully in line with the outlook announced in November 2003.

- Sales rose by 3% to DKK 5,803 million from DKK 5,642 million in 2002. Calculated in local currencies, sales rose by 12%.
- Operating profit increased by 4% to DKK 982 million from DKK 947 million. The operating profit margin was 16.9% compared with 16.8% in 2002.
- Profit before tax rose by 13% to DKK 1,015 million from DKK 900 million in 2002. Net financials were DKK 33 million compared with DKK -47 million in 2002.
- Net profit after tax also rose by 13% to DKK 726 million from DKK 644 million. Earnings per share were DKK 10.2, an increase of 16%.
- Free cash flow, including acquisitions, was DKK 800 million compared with DKK 575 million in 2002. Before acquisitions, the figure was DKK 982 compared with DKK 782 million in 2002.
- As part of the efforts to optimise the capital structure, a major share buy-back programme is being implemented, together with an increase in the dividend payout ratio. A reduction in share capital is also proposed.

Outlook for 2004

Even if the current low exchange rates last all year, growth is expected in both sales and operating profit. Profit after tax is expected to rise by approximately 4%. Operating profit is expected to grow by 4-5%, greatly hampered by the unfavourable exchange rates. In local currency terms, growth would exceed 10%. Cash flow before acquisitions is expected to be DKK 750-850 million.



(DKK million)	Full year 2003	2002	2001	2000	% change 2003/2002	Q4 2003	2002	% change Q4 / Q4
Net turnover	5.803	5.642	5.271	5.033	3	1.430	1.452	(2)
- Enzymes	5.542	5.437	5.201	5.033	2	1.371	1.398	(2)
- Microorganisms	261	205	70	0	27	59	54	9
Gross profit	3.004	2.908	2.755	2.619	3	750	769	(2)
- Enzymes	2.877	2.795	2.718	2.619	3	727	739	(2)
- Microorganisms	127	113	37	0	12	23	30	(23)
Operating profit (EBIT)	982	947	904	825	4	253	254	(0)
- Enzymes	976	937	903	825	4	260	256	2
- Microorganisms	6	10	1	0	(40)	(7)	(2)	250
Operating profit margin	16,9	16,8	17,2	16,4	-	17,7	17,5	-
Net financials	33	(47)	(33)	(120)	-	8	10	-
Profit before tax	1.015	900	871	705	13	261	264	(1)
Tax	280	253	267	220	11	67	72	(7)
Minority interests	(9)	(3)	(2)	(2)	-	(7)	0	-
Net profit	726	644	602	483	13	187	192	(3)
Earnings per DKK 10 share	10,2	8,9	8,1	6,4	16	2,7	2,7	(1)
Average no. of A/B shares, diluted (million)	70,9	72,6	73,9	75,4	(2)	70,4	71,9	(2)
Free cash flow	800	575	487	655	39	71	308	(77)
Return on invested capital	15,0%	13,1%	12,0%	9,8%				
Shareholders' equity	4.144	4.155	4.058	3.962	0			
Total assets	7.633	8.350	8.453	8.341	(9)			

(1) Average number of A/B shares, diluted, is now calculated using the method prescribed in IAS 33. Calculation of earnings per share is now also calculated in accordance with the method prescribed in IAS 33. The accounting policies are unchanged from the annual financial statement of February 5, 2003. The accounts have been audited.

Profit/loss and balance

The financial results are fully in line with the full-year outlook announced in the financial statement for the first nine months of 2003 on November 5, 2003.

Net turnover

Net turnover rose by 3% from DKK 5,642 million in 2002 to DKK 5,803 million in 2003. Calculated in local currencies, the growth was 12%. Adjusted for acquisitions and minor one-off items, the underlying growth in local currencies was 10%.

(DKK million)	Full year 2003	2002	% change	Q4 2003	2002	% change
Enzymes	5,542	5,437	2	1,371	1,398	(2)
-technical enzymes	3,493	3,400	3	865	858	1
-detergent enzymes	2,052	2,050	0	506	504	0
-other technical enzymes	1,441	1,350	7	359	354	1
-food enzymes	1,413	1,482	(5)	329	385	(15)
-feed enzymes	636	555	15	177	155	14
Microorganisms	261	205	27	59	54	9
Net turnover	5,803	5,642	3	1,430	1,452	(2)

Sales of enzymes

Sales of **technical enzymes** increased by 3% compared with 2002. Sales of **detergent enzymes** were on a par with the equivalent period of 2002, but have been markedly affected by lower exchange rates, particularly for the USD. In local currency terms, growth in sales was healthy and developed more favourably than anticipated during the course of the year. Sales of **other technical enzymes** grew by 7% despite the negative effect of the exchange rates. Sales of enzymes for the production of fuel ethanol and sales to the textile industry continue to show high growth rates.

Measured in local currency terms, sales in the fourth quarter of 2003 were satisfactory, particularly within the detergent industry.

Sales of other technical enzymes in the fourth quarter of 2003, seen in relation to the fourth quarter of 2002, have been severely affected by exchange rate movements.

Sales of **food enzymes** fell by 5%, greatly hampered by less favourable exchange rates. Sales to the baking industry and a number of other industries increased satisfactorily, while sales to the brewing industry were unchanged compared with last year, measured in local currency terms. The lower than expected sales were due in particular to decreased beer sales in China and difficult conditions for the alcohol industry in Eastern Europe. Most of the reasons for the poor sales are estimated to be of a one-off nature, so the long-term growth rate remains unchanged.

Sales growth for the fourth quarter of 2003, compared with the fourth quarter of 2002, was negative, due to weak sales to the baking industry, stock reductions by a number of major customers and an very negative impact from the dollar exchange rate.

Sales of **feed enzymes** increased by 15%. The total market for phytase products outside Europe continues to expand, increasing exchange rate vulnerability. The alliance with DSM Nutritional Products is proceeding to plan.

Sales of microorganisms

Sales of **microorganisms** grew by 27%. The majority of this growth can be attributed to the full-year effect of company acquisitions in 2002 and the acquisition of the activities of Semco Bioscience and most of the activities of Roots with effect from February 1, 2003 and June 20, 2003 respectively.

Sales by geographical area

(DKK million)	2003	2002	% change	% currency impact	% change in local currencies
Europe, Middle East & Africa	2,645	2,454	8	0	8
North America	1,702	1,714	(1)	(15)	14
Asia Pacific	1,044	1,070	(2)	(15)	13
Latin America	412	404	2	(18)	20
Net turnover	5,803	5,642	3	(9)	12

Calculated in local currencies, sales growth was satisfactory in all geographical markets. Sales to Latin America in particular showed high growth rates, driven by increased sales to the feed and detergent industries, which are showing particularly satisfactory development.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax increased by 3% to DKK 4,821 million in 2003. The increase in costs was marginally lower than the increase in sales, and has been positively affected by lower exchange rates.

Production costs rose by just over 2%, which was significantly less than the volume increase for the year. The gross margin rose from 51.5% in 2002 to 51.8% in 2003 despite the unfavourable effect of exchange rate movements.

Research and development costs rose by 5% despite some of the research costs being based on the USD or USD-dependent currencies.

Sales and distribution costs were unchanged from 2002, while administration costs increased by 2%.

Other operating income was slightly lower than for the same period in 2002.

Depreciation and amortisation charges totalled DKK 523 million, against DKK 532 million in 2002.

Operating profit

Operating profit rose by 4% to DKK 982 million, of which DKK 976 million is attributable to enzymes and DKK 6 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 17.6% for enzymes and 2.3% for microorganisms. The latter margin was negatively affected by costs relating to acquisitions.

Net financials

Net currency gains are due to realised and unrealised gains on the hedging of exposures to the USD and JPY in particular.

Net interest is negatively affected by an amount of DKK 8 million due to three one-off items, while Other financials includes a gain on sale of securities.

(DKK million)	2003	2002
Net foreign exchange gain/(loss)	81	40
Net interests expenses	(41)	(46)
Other financials	(7)	(41)
Total financials	33	(47)
Net interest-bearing debt, end	802	1,126

Profit before and after tax

Novozymes generated profit of DKK 1,015 million before and DKK 726 million after tax, both corresponding to a rise of 13% compared with 2002. The item Minority interests is negatively affected by one-off costs in connection with take-over of a minority item.

Cash flow, investments, acquisitions

Cash flow from operating activities is positively affected by stock reductions and an increase in Trade creditors and other creditors.

Net investments, including acquisitions, totalled DKK 574 million, against DKK 606 million in 2002.

Free cash flow came to DKK 800 million, a marked increase compared with the equivalent period last year.

(DKK million)	2003	2002
Cash flow before change in working capital	1,229	1,204
Cash flow from operating activities	1,374	1,181
Cash flow from investing activities	(574)	(606)
Free cash flow	800	575
Cash flow from financing activities	(998)	(368)
Net cash flow	(198)	207
Acquisitions	182	272

Return on invested capital

Average invested capital as a percentage of net turnover fell from 96% in 2002 to 89% in 2003. The return on invested capital (ROIC) after tax rose from 13.1% in 2002 to 15.0% in 2003. Thus the long-term financial target for ROIC, formulated at the time of the stock exchange listing in 2000, was achieved in 2003.

Balance sheet and developments in shareholders' equity

Shareholders' equity amounted to DKK 4,144 million at the end of 2003, against DKK 4,155 million at the start of the year. Shareholders' equity was increased by the net profit for the period but reduced by dividend payments, share buy-backs and currency translation adjustments in respect of subsidiaries' net assets.

A dividend of DKK 162 million was paid for 2002.

Purchase of own shares, reduced by exercise of share options (DKK 4 million), decreased shareholders' equity by DKK 388 million in the period.

The holding of own shares at year-end consisted of 5,923,050 B shares, equivalent to 7.9% of the share capital.

Assets (DKK million)		Liabilities (DKK million)	
		Shareholders' equity beginning of 2003	4.155
		Retained earnings	726
Intangible fixed assets	534	Dividend paid	(162)
Tangible fixed assets	3.783	Purchase of own shares, net	(388)
Financial fixed assets	0	Currency translation adj. for net assets, etc.	(187)
Total fixed assets	4.317	Shareholders' equity end 2003	4.144
Stocks	1.117	Minority interests	31
Debtors	1.513	Total provisions	914
Securities	115	Total long term liabilities	1.095
Cash at bank and in hand	571	Total current liabilities	1.449
Total current assets	3.316	Total liabilities	2.544
Total assets end 2003	7.633	Total liabilities and shareholders' equity end 2003	7.633

Share option programme and new authorisation to issue employee shares

In 2003 Novozymes achieved both of the financial targets for the share option programme for all employees and so a pool of share options will be allocated to some 3,700 employees worldwide. This pool consists of approx. 1,580,350 options to purchase B shares at an exercise price of DKK 148, which was the price of Novozymes' B share at the end of 2002. The options may be exercised after a three-year binding period. No share option programmes are planned for the coming period, either for employees or the Executive Management.

At the company's annual meeting of shareholders on March 17, 2004, the Board of Directors will recommend that it be authorised, in the period up to March 16, 2009, to increase the share capital by up to DKK 20 million in B shares in order to be able to offer the Group's employees the opportunity to buy B shares at a price lower than the market price (employee shares).

Outlook for 2004

The key sales currencies have declined against the DKK. Lower exchange rates will have a negative effect on the financial results for 2004.

(DKK)	USD	JPY	CNY
Average exchange rate for 2003	659	5.68	79.12
Spot rate, Jan. 28, 2004	593	5.60	71.20
Development	-10%	-1%	-10%

Growth in net profit after tax of approximately 4% is expected. The rate of growth has been significantly reduced as a result of exchange rate movements. Growth in operating profit is expected to be 4-5%. Measured in local currencies, growth in operating profit is expected to increase by more than 10%. This outlook is based on the following:

- Exchange rates remain at their present levels for the rest of the year, especially the USD, USD-dependent currencies and the JPY against the DKK.
- Growth in net turnover of around 4% in DKK and around 8% in local currency terms. Thus less favourable exchange rates are expected to reduce sales growth by a good 4 percentage points.
- Growth in operating profit of 4-5%. Operating profit will be affected negatively by less favourable exchange rates, since Novozymes has a higher proportion of costs than revenue denominated in DKK. Growth will be in excess of 10% in local currency terms. All other things being equal, the sensitivity of operating profit to fluctuations in exchange rates in 2004 is expected to be DKK 30-40 million for the USD and CNY together and DKK 5-15 million for the JPY, based on a 5% change in the exchange rate.
- Operating profit margin of around 17%.
- Net financial income of DKK 0-10 million. Net financials are expected to be affected positively by currency hedging gains. The majority of net cash flows in USD and JPY have been hedged for 2004.
- Net profit is expected to grow by approximately 4%.
- Free cash flow before acquisitions of DKK 750-850 million. Investments in tangible fixed assets before acquisitions are expected to be at the level of depreciation and amortisation charges for the year. This will make it the fifth successive year that investments have been held at or below the level of depreciation and amortisation charges. It is also expected that the overall investment framework in 2003-2005, excluding acquisitions, will be at or below the total level of depreciation

and amortisation charges for the same period. The background to this is expectations of continuous major productivity improvements.

- Return on invested capital after tax around 15%.

Capital structure

Novozymes' capital base has strengthened markedly since its stock exchange listing in November 2000. At the beginning of 2001 Novozymes had net interest-bearing debt of DKK 1,342 million and shareholders' equity of DKK 3,962 million. Despite acquisitions worth DKK 644 million, four share buy-back programmes worth around DKK 1,009 million and three dividend payments worth a total of DKK 432 million, by the end of 2003 net interest-bearing debt had fallen to DKK 802 million and shareholders' equity had increased to DKK 4,144 million.

Given the expectation that free cash flow will remain relatively high over the next few years, it has been decided to optimise the capital structure and further strengthen financial reserves in relation to the company's expansive strategy.

Thus the following has been resolved for the coming years:

- The dividend payout ratio is to be increased to at least 30% of net profit, against 25% in 2003 .
- Share buy-backs are to be continued and share capital reduced accordingly.

In accordance with this, the Board of Directors has today decided:

- to buy back shares worth a total of DKK 2.5 billion over the next 3-4 years
- specifically for 2004, to buy up own shares worth up to DKK 650 million
- to recommend the following to the annual meeting of shareholders in March 2004:

- a dividend for the financial year 2003 of DKK 3.15 per DKK 10 A/B share, an increase of 40% on the dividend for 2002 of DKK 2.25.
- nominal share capital to be reduced by DKK 28,388,320, equivalent to 3.8% of total share capital, to enable the share buy-back programme to be implemented. After the proposed reduction, nominal share capital will be DKK 726 million.

The buy-back programme is contingent upon no major acquisitions being made.
At present there are no concrete plans for any major acquisitions.

It should also be noted that Novozymes' principal shareholder Novo A/S has issued the following statement: "If future buy-back programmes have a negative impact on the liquidity of the company's shares, Novo A/S will look positively on improvements."

Events occurring after the close of the financial year

A new share-based incentive programme for the Executive Management has been adopted for the financial years 2004-2006. A pool of 185,955 B shares from the company's own holdings has been set aside for this purpose. The release of some or all of this pool is dependent on the level of financial value added which Novozymes generates for its shareholders in the total period 2004-2006. If the value added is less than DKK 500 million, no shares will be allocated. Above this level the allocation will increase in proportion to value added up to a maximum value added of DKK 1,500 million, at which level the entire pool will be paid out. Any allocations from the pool will be made to the Executive Management as a whole in 2007.

Financial calendar 2004

February 2, 2004	Annual Report 2003 available at www.novozymes.com
March 4, 2004	Annual Report 2003 available in printed form
March 17, 2004	Annual meeting of shareholders at Bella Center, Center Boulevard 4, 2300 Copenhagen S, Denmark
April 29, 2004	First quarter 2004 group financial statement
August 4, 2004	First half 2004 group financial statement
October 27, 2004	First nine months 2004 group financial statement

Forward-looking statements

This stock exchange announcement contains forward-looking statements, including the financial outlook for 2004. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsvaerd, January 29, 2004
Board of Directors
Novozymes A/S

Appendix I contains quarterly sales figures broken down by industry and geographic areas.

Appendix II contains the profit and loss account, statement of cash flow, etc. and balance sheet - assets and liabilities - at year-end 2003.

Contact persons

Media Relations:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Investor Relations:

Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Appendix I:

(DKK million)	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Enzymes	1.371	1.461	1.331	1.379	1.398	1.413	1.359	1.267
-technical enzymes	865	908	858	862	858	876	845	821
-detergent	506	529	502	515	504	506	519	521
-other technical	359	379	356	347	354	370	326	300
-food enzymes	329	399	333	352	385	394	381	322
-feed enzymes	177	154	140	165	155	143	133	124
Microorganisms	59	72	65	65	54	62	48	41
Net turnover	1.430	1.533	1.396	1.444	1.452	1.475	1.407	1.308

(DKK million)	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1	% change Q4/Q4
Europe, Middle East & Africa	669	713	610	653	639	666	607	542	5
North America	403	445	439	415	454	447	411	402	(11)
Asia Pacific	253	255	257	279	262	265	286	257	(3)
Latin America	105	120	90	97	97	97	103	107	8
Net turnover	1.430	1.533	1.396	1.444	1.452	1.475	1.407	1.308	(2)

Appendix II:

The Novozymes Group

Profit and loss account

	2003 DKK million	2002 DKK million
Net turnover	5,803	5,642
Production costs	2,799	2,734
Gross profit	**3,004**	**2,908**
Sales and distribution costs	730	729
Research and development costs	749	713
Administrative costs	587	575
Licence fees and Other operating income (net)	44	56
Operating profit	**982**	**947**
Financial income	223	131
Financial costs	190	178
Profit before taxation	**1,015**	**900**
Corporation tax	280	253
Profit including minority interests	**735**	**647**
Equity minority interests	-9	-3
Net profit	**726**	**644**

Cash flows and financial reserves

	2003 DKK million	2002 DKK million
Net profit	**726**	**644**
Reversals with no effect on cash flow	806	921
Corporation tax paid	(262)	(313)
Interest received	137	92
Interest paid	(178)	(140)
Cash flow before change in working capital	**1,229**	**1,204**
Change in working capital:		
(Increase)/decrease in trade debtors and other debtors	(143)	12
(Increase)/decrease in stocks	147	(20)
Increase/(decrease) in amounts owed to related parties (net)	2	1
Increase/(decrease) in trade creditors and other creditors	139	(16)
Cash flow from operating activities	**1,374**	**1,181**
Investments:		
Purchase of intangible fixed assets	(3)	-
Sale of tangible fixed assets	6	33
Purchase of tangible fixed assets	(395)	(367)
Acquisition of activities	(123)	(272)
Purchase of minority interests	(59)	-
Cash flow from investing activities	**(574)**	**(606)**
Free cash flow	**800**	**575**
Financing:		
Non-current loan repayments	(500)	(22)
Net loans to Houseowners' Associations	-	(15)
Sale of shares in Novo Nordisk A/S	52	-
Purchase of own participating interests	(388)	(185)
Dividend paid	(162)	(146)
Cash flow from financing activities	**(998)**	**(368)**
Net cash flow	**(198)**	**207**
Unrealised gain/(loss) on currencies and securities included in the financial reserves	6	14
Net change in financial reserves	**(192)**	**221**
Financial reserves at January 1	628	407
Financial reserves at December 31	**436**	**628**
Undrawn committed credit facilities	3,000	2,500
Financial reserves at 31 December	**3,436**	**3,128**

The Novozymes Group

Balance sheet

	Dec. 31, 2003 DKK million	Dec. 31, 2002 DKK million
ASSETS		
Completed IT development projects	97	118
Acquired patents, licences and know-how	312	297
Goodwill	125	117
Delopment projects in progress and payments on account for intangible fixed assets	0	20
Intangible fixed assets	**534**	**552**
Land and buildings	1,877	1,996
Production plant and machinery	1,090	1,217
Other equipment	342	480
Tangible fixed assets under construction and payments on account for tangible asset	474	430
Tangible fixed assets	**3,783**	**4,123**
Other securities and participating interests	0	37
Financial fixed asset	**0**	**37**
Total fixed assets	**4,317**	**4,712**
Raw materials and consumables	168	194
Work in progress	297	339
Finished goods	652	785
Stocks	**1,117**	**1,318**
Trade debtors	865	821
Amounts owed by related parties	57	27
Tax receivable	202	240
Deferred tax receivable	24	31
Other debtors	365	341
Debtors	**1,513**	**1,460**
Securities	**115**	**166**
Cash at bank and in hand	**571**	**832**
Total current assets	**3,316**	**3,776**
Total assets	**7,633**	**8,488**

Balance sheet

	Dec. 31, 2003 DKK million	Dec. 31, 2002 DKK million
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	754	754
Other comprehensive income	-100	196
Own participating interests	-1,018	-630
Retained earnings	4,289	3,673
Proposed dividend	219	162
Total shareholders' equity	**4,144**	**4,155**
Minority interests	**31**	**93**
Provisions for pension commitments and similar obligations	20	57
Provisions for deferred tax	874	997
Other provisions	20	25
Total provisions	**914**	**1,079**
Credit institutions	1,072	1,863
Amounts owed to related parties	23	0
Total long-term liabilities	**1,095**	**1,863**
Credit institutions	373	204
Trade creditors	208	255
Amounts owed to related parties	70	74
Tax payable	67	47
Other creditors	731	580
Total current liabilities	**1,449**	**1,160**
Total liabilities	**2,544**	**3,023**
Total liabilities and shareholders' equity	**7,633**	**8,350**